Filed by The Beneficient Company Group, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Avalon Acquisition Inc.

Commission File No.: 001-40872

January 10, 2023

The below presentation was used by The Beneficient Company Group, L.P. (“Beneficient”) in connection with its analyst day on January 10, 2023, related to Beneficient’s previously disclosed proposed business combination with Avalon Acquisition Inc.

Analyst Day Presentation January 10, 2023 Nasdaq MarketSite

This presentation is for educational and informational purposes only This presentation has been prepared for use by The Beneficient Company Group, L.P. (“Ben”) and Avalon Acquisition Inc. (“Avalon”) in connection with their proposed business combination. On September 21, 2022, Ben, Avalon, Beneficient Merger Sub I, Inc. and Beneficient Merger Sub II, LLC entered into a Business Combination Agreement in connection with the proposed business combination. On December 9, 2022, Ben publicly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Form S-4”) related to the proposed business combination. This presentation is for information purposes only and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Ben and Avalon. Neither Ben nor Avalon makes any representation or warranty as to the accuracy or completeness of the information contained in this presentation. The information in this presentation and any oral statements made in connection with this presentation are subject to change and are not intended to be all-inclusive or to form the basis of any investment decision in Ben. This presentation does not constitute either advice or a recommendation regarding any securities. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own decisions and perform your own independent investment and analysis of an investment in Ben and the transactions contemplated in this presentation. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. Neither this document nor the information contained herein was prepared, distributed, made available or otherwise used by Ben Securities Company, L.P. or any of its associated persons and is not intended for its customers/potential customers or clients/potential clients. Forward-looking Statements Certain statements in this presentation may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include but are not limited to, statements regarding Ben’s or Avalon’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: (i) the size, demand and growth potential of the markets for Ben’s products and services and Ben’s ability to serve those markets, (ii) the degree of market acceptance and adoption of Ben’s products and services, (iii) Ben’s ability to develop innovative products and services and compete with other companies engaged in the financial services and technology industry, and (iv) Ben’s ability to attract and retain customers. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of Avalon’s registration statement on Form S-1, the proxy statement/prospectus contained in the registration statement on Form S-4 relating to the business combination which includes a proxy statement of Avalon and a prospectus of Ben, as well as other relevant documents concerning the proposed transaction filed by Ben with the SEC and other documents filed by Avalon or Ben from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Ben and Avalon assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Ben nor Avalon gives any assurance that either Ben or Avalon will achieve its expectations. Financial Data The financial information and operating metrics contained in this presentation are unaudited and do not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement filed by Ben relating to the business combination and the proxy statement/prospectus contained therein, and remains subject to amendment and change. You should read carefully and rely only on the proxy statement/prospectus for the proposed business combination filed on Form S-4, including any amendments and supplements thereto, as well as all other information filed or furnished by Ben or Avalon with the SEC. Use of Other Data The data contained herein is derived from various internal and external sources. All of the market data in the presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, no representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Ben and Avalon assume no obligation to update the information in this presentation. Participation in Solicitation Ben and Avalon and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Avalon’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of Avalon’s directors and officers in Avalon’s filings with the SEC, Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022 and the Form S-4 and of Ben's directors and officers set forth in the registration statement on Form S-4 related to the business combination and the proxy statement/prospectus contained therein, filed by Ben with the SEC, as it may be amended and supplemented. Investors and security holders of Ben and Avalon are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirely because they contain important information about the proposed business combination Investors and security holders can obtain free copies of the proxy statement and other documents containing important information about Ben and Avalon through the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to Avalon Acquisition Inc., 2 Embarcadero Center, 8th Floor, San Francisco, CA 94111. Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Ben, Avalon and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended in, and does not imply, a relationship with Ben, Avalon or any of their respective affiliates, or an endorsement or sponsorship by or of Ben, Avalon or such affiliates. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, (c) or (r) symbols, but Ben and Avalon will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 2

Don Putnam Brad K. Heppner James G. Silk Derek L. Fletcher Executive Chairman Chief Executive Officer Executive Vice President & President & & Chairman Chief Legal Officer Chief Fiduciary Officer Dr. Sam Hikspoors Scott Wilson Gregory W. Ezell Jeff Welday Maria S. Rutledge Chief Risk Officer Chief Underwriting Officer Chief Financial Officer Global Head of Chief Technology Officer Originations & Distribution 3

Time Topic Speakers Welcome and • Don Putnam, Executive Chairman, Avalon Acquisition Inc. 10:00 AM Introduction to Ben • Brad K. Heppner, Chief Executive Officer & Chairman, Beneficient + Q&A Customer, Distribution, • Jeff Welday, Global Head of Originations & Distribution Growth Opportunities • Derek L. Fletcher, President & Chief Fiduciary Officer + Q&A Review of Ben’s • Maria S. Rutledge, Chief Technology Officer Integrated Platform• Dr. Sam Hikspoors, Chief Risk Officer + Q&A• Scott Wilson, Chief Underwriting Officer Financial Highlights & • Gregory W. Ezell, Chief Financial Officer Transaction Details • James G. Silk, Executive Vice President and Chief Legal Officer + Q&A 1:00 PM Remaining Q&A and Wrap-up 4

Introduction to Beneficient

Don Putnam Financial Services with Financial Results Strong Competitive Position & Growing Platform ✓ Technology-driven, innovative business strategy, and ✓ Sectors in which we could leverage our expertise, including differentiated products that create a competitive advantage asset management, financial exchanges, financial technology and insurance ✓ Poised for significant revenue and profitability growth ✓ Actual financial results – no pre-revenue or sub-scale ✓ Strong customer and brand loyalty companies ✓ Large and growing underserved market Talented & Incentivized Management Team Benefits from Access to Public Markets ✓ Track record of driving innovation, growth and✓ Public market would increase growth opportunities for the profitability company ✓ Financial architecture that properly aligns incentives✓ Ability to use public stock as currency in acquisitions, as well as recruiting and retention purposes ✓ Desire to be public and roll significant portion of equity ✓ Public company ready management and board 6

Key Investment Highlights

Significant Market Opportunity

- $11.9 trillion[1] alternative assets held by investors globally
- Ben estimates its current target market holds approximately $2 trillion[2] in alternative assets and has annual liquidity needs of approximately $50+ billion[3]
  - Ben's target market is focused on U.S. Medium-to-High Net Worth (MHNW) investors and Small-to-Medium Sized Institutions (SMTI)

Strong Team

- CEO & Founder with proven track record of building alternative asset businesses
- World-class board of directors includes two former Federal Reserve Bank presidents
- Leadership team with related industry expertise across key verticals

Innovative, Disruptive Business Model

- Simple, rapid, and cost-effective process built to operate securely and entirely online to deliver alternative asset liquidity to customers in as few as 30 days
- Serve as a bank-regulated fiduciary for our customers during transactions

Multiple Competitive Advantages

- Early mover advantage with barriers to entry
- Powerful, yet simple economic model
- Unique platform, fortified by underlying technology and applications

1. Source: Preqin, all private capital assets under management as of September 30, 2021.
2. Estimated based on (i) historical North American private capital AUM data from Preqin (excludes hedge funds) and historical North America hedge fund AUM data from EurekaHedge; (ii) market segment data including the percentage of hedge fund assets held by individuals (CitiBusiness Advisory), the percentage of private capital assets held by family offices and wealthy individuals (Preqin, Private Equity Spotlight, February 2016), the percentage of total global assets held by small, mid- and ultra-high net worth individuals (Capgemini and Credit Suisse); and (iii) assets held by North American high net worth individuals, including the percentage of such assets held by MHNW investors (Capgemini). Includes the following assumptions of Ben: (i) calculations of market segmentation based on estimates from third-party sources described above; (ii) large institutions hold 80% of the total institutional AUM; (iii) the percentage of MHNW wealth allocated to alternative assets is 16% (based on a range of estimates from Oliver Wyman, Knight Frank, Campden Research, UBS, and KKR); and (iv) MHNW and UHNW alternative asset AUM may be understated, and large institution and STMI alternative asset AUM may be proportionally overstated and, therefore, require adjustment.
3. Data from Preqin, a widely accepted commercial private equity database and Ben's own proprietary assumptions and calculations of MHNW and STMI alternatives AUM and turnover, which use data from Spectrum Group, Setter Capital, Capgemini, Preqin, Eureka Hedge, and Credit Suisse. This estimate relies on certain of our assumptions regarding the U.S. market, including, but not limited to, the amount of wealth held by MHNW investors, the amount of MHNW wealth allocated to alternative assets, the size of the private equity market, the share of the private equity market held by MHNW investors, the share of the private equity market held by STMI investors, the share of STMI assets in hedge fund assets, the value of STMI investors' alternative assets, the turnover rate for alternative assets in the secondary market, and the secondary market demand.

7

8

Brad Heppner The Journey of Transforming an Asset Class The alternative asset class is at the precipice of being digitized and democratized as other asset classes have been before (e.g., equities, mortgages, etc.) 2 3 1 Standardization of assets through Technology-Driven a safe and sound process Strategy Regulatory ALT ASSET Safekeeping Fundamental to PRIVATE EQUITY Asset Class Ubiquity Statutory Insurance Custody Statutory Custody Trust Digitization of asset class Trust Certificate through technology 5 Digital and Streamlined Process Provides Liquidity Solutions 4 True Democratization of Asset Class 9

Brad Heppner Ben provides liquidity solutions for underserved investor segments, who hold illiquid, professionally managed alternative investments Global alternative Mid-to-ultra high Increasing demand Current in-market Liquidity solutions and assets under net worth and for early liquidity – options are related data analytics management smaller institutional a typical duration of inefficient and slow, for alternative asset growing rapidly investors are a private market are difficult to scale investors are poised increasing their fund lockup is 10-12 and are not for disruption as the allocations into years predictably alternative asset alternative assets available in our market increasingly target market, and becomes remain largely democratized unregulated 10

Ben's Regulated and Technology-Driven Ecosystem

Ben's ecosystem seeks to digitize and democratize the alternative asset class



Overview of Ben's Integrated, Data-Rich Ecosystem
"Digitizing" assets on the platform decreases friction costs of transferring assets to ExAlt Trusts
AltCustody™
AltQuote™1
AltLiquidity™ & AltMarkets™
AltData™2
Future Products
Asset Owners seek alternative asset solutions from the Ben Platform
One-time transaction fees for liquidity transactions
&
Recurring fees for custody, data and other related trust services
&
Interest Income associated with liquidity transactions
"Digitized" assets remain on the platform through their lifecycle
Monitoring and managing assets on the platform
Rapid pricing of illiquid assets
Liquidity and transaction services for illiquid assets
Proprietary data and pricing models for participants
To leverage Ben's data-rich ecosystem

1. AltQuote expected to launch during Q1 2023.
2. Products and services currently only offered to ExAlt Trusts.

11

Trailblazing the Path to Democratization of Alternative Assets

Traditional alternative managers get investors into alternatives – Ben gets them out

Global alternative assets under management growing rapidly

APOLLO

KKR

Blackstone

Brookfield

ARES

CARLYLE

High growth, FinTech disruptors have proliferated and focus on easing retail investor access to alternative asset products…

Moonfare

iCapital

CAIS

Real Blocks

…while Ben's liquidity solutions are designed to assist investors in early monetization of their alternative assets, serving as a key puzzle piece in the alternative investment lifecycle for retail investors

Ben

Digitized Solution	Comprehensive & Transparent Data, Reporting & Analytics[1]	Quick Quote on Alternative Assets[2]
✓	✓	✓
Fiduciary to Customer & Operates as a Regulated Fiduciary	Safekeeping & Custody of Securities, Assets & Documents	Provision of Liquidity in Typically Less than 30 Days
✓	✓	✓

"It became abundantly clear to me that there were firms popping up every day focused on getting smaller institutions and individuals into alternative assets in a so-called effort to 'democratize' the alternative asset industry, but **very few or perhaps none focused on getting them out while delivering transparent data on the investments."**

Brad Heppner
Ben CEO and Chairman

1. Products and services currently provided to the ExAlt Trusts.
2. AltQuote expected to launch during Q1 2023.

12

Brad Heppner Recent period of rapid growth in alternative investments has resulted in increased demand for early liquidity, currently most are provided through the secondaries market, which caters to large institutions AUM ($B) Secondary ($B) Top 3 Secondary Fund 12,000 160 Market Share Since 2015 Top 2015 - H1 9,000 120 Volume 2021 7yr Ranking Average +14.5% 19.5% CAGR CAGR 13.1% #1 6,000 80 10.4% #2 r2=.82 Secondary volume growth 3,000 40 correlation to Alt growth 7.4% #3 Source: Evercore Partners 0 0 International LLP - authorized and regulated by the Financial Conduct 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Authority. Global Secondary Transactions Global Private Market AUM Sources: Setter Capital Volume Report FY 2021; Coller Capital Private Equity Secondary Market Report 2017. 13

Translation from Market Opportunity to Ben's Serviceable Market

Ben's revenue capture is illustrative and intended to contextualize the key components of monetization



$11.9[1] Trillion
Alternatives Market
A
~$2 Trillion[2]
Total Addressable Market
B
$50+ Billion[3]
Annual Liquidity Demand
in Ben's Market
C
?
Ben's Market Share Capture
D
12-15%
Expected Annual Liquidity
and Custody Revenue for
Fiduciary Loans
E

Illustrative Revenue Funnel	Secular Trends Additive to Ben's Model
(A) Total Global Alternative Assets Held	✓
(B) Amount Held by Ben's Current Target Market	✓
(C) Annual Liquidity Demand	✓
(D) Estimated Beneficient Market Share	?
(E) Expected Annual Liquidity and Custody Revenue for Fiduciary Loans	?

1. Source: Preqin, all private capital assets under management as of September 30, 2021.
2. Estimated based on (i) historical North American private capital AUM data from Preqin (excludes hedge funds) and historical North America hedge fund AUM data from EurekaHedge; (ii) market segment data including the percentage of hedge fund assets held by individuals (CitiBusiness Advisory), the percentage of private capital assets held by family offices and wealthy individuals (Preqin, Private Equity Spotlight, February 2016), the percentage of total global assets held by small, mid- and ultra-high net worth individuals (Capgemini and Credit Suisse); and (iii) assets held by North American high net worth individuals, including the percentage of such assets held by MHNW investors (Capgemini). Includes the following assumptions of Ben: (i) calculations of market segmentation based on estimates from third-party sources described above; (ii) large institutions hold 80% of the total institutional AUM; (iii) the percentage of MHNW wealth allocated to alternative assets is 16% (based on a range of estimates from Oliver Wyman, Knight Frank, Campden Research, UBS, and KKR); and (iv) MHNW and UHNW alternative asset AUM may be understated, and large institution and STMI alternative asset AUM may be proportionally overstated and, therefore, require adjustment.
3. Data from Preqin, a widely accepted commercial private equity database and Ben's own proprietary assumptions and calculations of MHNW and STMI alternatives AUM and turnover, which use data from Spectrum Group, Setter Capital, Capgemini, Preqin, Eureka Hedge, and Credit Suisse. This estimate relies on certain of our assumptions regarding the U.S. market, including, but not limited to, the amount of wealth held by MHNW investors, the amount of MHNW wealth allocated to alternative assets, the size of the private equity market, the share of the private equity market held by MHNW investors, the share of the private equity market held by STMI investors, the share of STMI assets in hedge fund assets, the value of STMI investors' alternative assets, the turnover rate for alternative assets in the secondary market, and the secondary market demand.

14

Brad Heppner A unique platform fortified by a strong underlying structure ✓ Patents pending on the systems and methodologies built into Statutory Anticipated Public AltAccess that drive liquidity transactions Listing Technology Regulatory ✓ Ben’s technology facilitates underwriting financings, managing risks and simplifying the closing process Technology Leadership ✓ Public stock as currency is expected to enable Ben’s business Anticipated to grow at scale Public ✓ Would accelerate Ben’s ability to monetize opportunities in Listing the RIA and financial advisory market ✓ Provides a framework and authorization for Ben to provide Statutory liquidity financing as a fiduciary to customers ✓ Supervision by multiple regulators promotes customer Regulatory confidence ✓ Ben's business is supported by a highly experienced Leadership leadership team and board of directors 15

Brad Heppner Brad K. Heppner DIRECTOR, CEO AND CHAIRMAN OF THE BOARD 30+ years industry experience in finance and the alternative asset space Derek L. Fletcher James G. Silk PRESIDENT & CHIEF FIDUCIARY OFFICER WEALTH STRATEGIES DIRECTOR EXECUTIVE VICE PRESIDENT & CHIEF LEGAL OFFICER 25+ years industry experience in wealth management and fiduciary advisory services 20+ years industry experience in investment management and financial services Gregory W. Ezell Jeff Welday CHIEF FINANCIAL OFFICER Global Head of Originations & Distribution 25+ years industry experience in investment management 20+ years industry experience in accounting and finance David Rost Maria S. Rutledge GENERAL COUNSEL CHIEF TECHNOLOGY OFFICER 7+ years industry experience in financial services, capital markets and securities 20+ years industry experience in information services Scott Wilson Sam Hikspoors CHIEF UNDERWRITING OFFICER CHIEF RISK OFFICER 20+ years industry experience in the alternative asset investment space 15+ years industry experience in alternative investments, risk and quant strategies 16

Experienced Board of Directors

Brad K. Heppner
DIRECTOR, CEO AND CHAIRMAN OF THE BOARD

30+ years alternative asset and financial institutions experience, Chairman of the Board and CEO, Prior: Founder and CEO of The Crossroads Group; Founder of Capital Analytics; previously with Bain & Company, MacArthur Foundation and Goldman Sachs

Emily Bowersock Hill
DIRECTOR

20+ years retail financial services experience; Founding Partner, Bowersock Capital Partners (DBA Sanctuary Wealth Management); Prior: Executive Director, Senior Portfolio Manager and Family Wealth Director – Morgan Stanley; Engagement Manager – McKinsey & Company; Research Associate – International Security Studies, Yale University

Thomas O. Hicks
DIRECTOR

Private equity industry pioneer with 30+ years private equity investment experience; Founder and Chairman, Hicks Holdings, LLC; Prior: Founder of Hicks, Muse, Tate and Furst; Co-Founder and Co-Chairman of Hicks & Haas; Board of Directors, Carpenter Technology Corporation


Ben
BOARD

Peter T. Cangany, Jr.
DIRECTOR

Insurance entities, audit and accounting. Board of Trustees, Finance Committee Chair; Franklin College. Prior: Partner of Ernst & Young, LLP

Richard W. Fisher
DIRECTOR

Banking executive, corporate governance expert and former President and Chief Executive Officer of the Federal Reserve Bank of Dallas; Mr. Fisher currently serves as President and Chief Executive Officer of RWF Financial, Inc., a Senior Adviser to Barclays PLC, a director on the Board of Directors of Tenet Health Care (NYSE: THC) and Warner Brothers Discovery (NASDAQ: WBD) and previously served as a director on the Board of Directors of AT&T (NYSE: T) and PepsiCo (NASDAQ: PEP)

James G. Silk
EVP AND CHIEF LEGAL OFFICER, DIRECTOR

25+ years of experience in the investment management and financial services industry; Prior: Willkie Farr & Gallagher LLP; Shearman & Sterling LLP

Dennis P. Lockhart
DIRECTOR

Private equity investment experience, financial services, international finance; Board of Directors, St. Joseph's Health System, PrimeRevenue, Invesco Mortgage Capital, and Pensare Acquisition Corp; Prior: President and CEO, Federal Reserve Bank of Atlanta; Member, Federal Open Market Committee

Derek L. Fletcher
PRESIDENT AND CHIEF FIDUCIARY OFFICER, DIRECTOR

25+ years of sophisticated estate planning, wealth structuring and fiduciary advisory services; Prior: US Trust - Bank of America Private Wealth Management; Winstead, PC; Coopers & Lybrand

Bruce W. Schnitzer
DIRECTOR

30+ years private equity investment experience, insurance and other specialty financial services; Chairman, Wand Partners; Chairman, The Institute of Human Origins; Prior: President and CEO of Marsh, Inc.; CFO of Marsh & McLennan Companies, Inc.; Head of M&A for Morgan Guaranty Trust Company (J.P. Morgan)

Seats 10-11
2 Open

Avalon has the right to designate two additional board members at closing

17

Customer, Distribution, Growth Opportunities

Jeff Provides a modernized digital method of delivering liquidity to investors in most alternative assets, including: Other Professionally Private Venture Leveraged Structured Managed Infrastructure Equity Capital Buyouts Credit Alternative Eligible Asset Investments Types Real Assets Private Private Alternative Natural (Agriculture) Debt Real Estate Energy Resources Non-Traded Feeder Co- Separate REITs Funds Investments Accounts Typical Asset Vehicles Gated Hedge Fund of Non-Trade Limited Funds Funds BDCs Partnerships Minimum liquidity transaction amount: $100k 19

Projected Target Market Growth

Focus on U.S. Medium-to-High Net Worth (MHNW) investors and Small-to-Medium Sized Institutions (SMTI) who represent a growing, but traditionally underserved liquidity market

High Growth Asset Class
Alternatives AUM growing at a 19.5% CAGR

\+

Fast Growing Wealth Segment
Increased growth of MHNW investors

\+

Asset Allocation Tailwinds
Increased preference to increase allocation to alternative assets

=

Increased Demand for Liquidity


$11.9 trillion[1]
MHNW Investors
STMI Investors
Global Large Institutional Investors & Other
~$1 trillion[2]
~$1 trillion[2]
~$10 trillion[2]
Global Alternative Asset AUM
Estimated Annual Turnover Rate
2% - 3%
$50+ billion[3]
$25+ billion
$25+ billion
Estimated Annual Liquidity Demand
$50+
BILLION

1. Source: Preqin, all private capital assets under management as of September 30, 2021.
2. Estimated based on (i) historical North American private capital AUM data from Preqin (excludes hedge funds) and historical North America hedge fund AUM data from EurekaHedge; (ii) market segment data including the percentage of hedge fund assets held by individuals (CitiBusiness Advisory), the percentage of private capital assets held by family offices and wealthy individuals (Preqin, Private Equity Spotlight, February 2016), the percentage of total global assets held by small, mid- and ultra-high net worth individuals (Capgemini and Credit Suisse); and (iii) assets held by North American high net worth individuals, including the percentage of such assets held by MHNW investors (Capgemini). Includes the following assumptions of Ben: (i) calculations of market segmentation based on estimates from third-party sources described above; (ii) large institutions hold 80% of the total institutional AUM; (iii) the percentage of MHNW wealth allocated to alternative assets is 16% (based on a range of estimates from Oliver Wyman, Knight Frank, Campden Research, UBS, and KKR); and (iv) MHNW and UHNW alternative asset AUM may be understated, and large institution and STMI alternative asset AUM may be proportionally overstated and, therefore, require adjustment.
3. Data from Preqin, a widely accepted commercial private equity database and Ben's own proprietary assumptions and calculations of MHNW and STMI alternatives AUM and turnover, which use data from Spectrum Group, Setter Capital, Capgemini, Preqin, Eureka Hedge, and Credit Suisse. This estimate relies on certain of our assumptions regarding the U.S. market, including, but not limited to, the amount of wealth held by MHNW investors, the amount of MHNW wealth allocated to alternative assets, the size of the private equity market, the share of the private equity market held by MHNW investors, the share of the private equity market held by STMI investors, the share of STMI assets in hedge fund assets, the value of STMI investors' alternative assets, the turnover rate for alternative assets in the secondary market, and the secondary market demand.

20

Survey Results Reflect the Target Market Opportunity

A comprehensive survey commissioned by Ben of 600 alternative asset investors shows high interest in alternatives, along with the need for liquidity

100% of respondents are interested in a simple, rapid and cost-effective approach to getting liquidity from their alternative investments[1]

68% of alternative asset investors would choose liquidity options of preferred equity, common equity and income-producing bonds for their alternative assets.

Only **10%** would choose all cash[2]

MHNW investors invest in and seek liquidity from alternatives for opportunistic reasons including:

52% access to a specific opportunity

51% long-term return potential[5]



TOP TAKEAWAYS

81% of MHNW investors prefer to work with/through their advisor to obtain liquidity[3]

More than **82%** of respondent MHNW investors have tried to seek liquidity from their alternative assets once or more in the past 5 years[4]

The most important attributes of a liquidity provider for respondents was that they be **cost-effective, transparent** and operate as a **regulated entity** exercising fiduciary powers to finance and effect liquidity transactions[6]

1. Survey asked, "How interested would you be in a company that offered a simple, rapid and cost-effective way to access liquidity in as short as 30 days from your professionally managed alternative investment, with a majority or all of the transaction able to be conducted online/digitally without physical paperwork or in-person interaction?" 61% were interested or very interested; 39% were somewhat interested.
2. Survey asked investors to rank their preferences for various types of exchange consideration, including a bond with a 4-year maturity paying 5-6% interest with an optional conversion feature for potential equity upside into common equity of the company providing liquidity for the investment; preferred equity and/or common equity of the company providing liquidity for the alternative investment; a bond with varying maturities ranging from 2 years to 10 years; a bond with 4-year maturity paying 5-6% monthly cash interest, combination of cash and a bond; or all cash.
3. When presented with a hypothetical online platform like AltQuote to access liquidity for their investments, 81% of investors surveyed said that they would prefer that an advisor work with them to use such a service or that their advisor manage their investment liquidity directly, as compared to being interested in using such a service on their own.
4. Survey asked, "Over the past 5 years, how many times have you tried to seek liquidity from your alternative asset investments outside of the fund's distribution or liquidation periods?"
5. Survey asked respondents to select between the following list of reasons for investing in or seeking liquidity from an alternative investment: "To diversify my portfolio; to generate longer term return potential; To achieve access to a specific opportunity; To create an ongoing source of income; I was not involved in choosing my alternative investments; and I don't know."
6. Survey asked respondents to select the three most important factors from the following list when interacting with a liquidity provider: "Offers liquidity in 30 days or less; Provides transparency into different liquidity options; Provides an instant estimate of my investment's liquidation value; Has a strong reputation amongst advisors; Has a strong reputation amongst fund General Partners; Is led by industry veterans; Adheres to a fiduciary standard; Allows me to conduct the entire process online, without requiring physical paperwork and/or in-person interactions; Makes the process simple; Makes the process cost-effective."

21

Go-to-Market Strategy To Meet Industry Demand for Liquidity

Omnichannel approach designed to capitalize on **early mover advantages** and capture **meaningful market share**

Source of Demand	Distribution Channel	Why It's Important	Ben Approach	Results to Date
Enterprise	Preferred Liquidity Partners (PLP)	✓ Highly scalable ✓ Increasing penetration of alts in MHNW portfolios ✓ Greatest efficiencies created for partner firms	• **Strategic, enterprise engagements, delivering Ben's liquidity platform as a turnkey, private-labeled experience to partner firms:** – Advisory platforms & service providers (BD, RIA, private banks) – GP/Sponsor firms – Investment consultants	• **Approximately 20 GP PLP agreements signed or in pipeline and growing**
Fund Sponsor	GP Solutions	✓ GP-led liquidity events accounted for over 50% of all secondary transactions[1]	• **GP solutions team with dedicated coverage of GP universe**	• **Over $1 billion of NAV transacted to date directly** • **Over 1,500 GPs in Ben client segmentation model**
Financial Advisor	National Advisory Coverage	✓ Remove potential barriers to grass roots adoption ✓ Develop Ben advocates ✓ Investors want to work with their financial advisor	• **Distribution organization** – Originations, national accounts, marketing & agency teams • **National, dedicated coverage model supporting:** – Wealth managers including RIAs, broker-dealers, & private banks – Institutional investors (foundations, endowments, plan sponsors) – Professional service providers & investment consultants	• **Data-driven client segmentation** – Proprietary and third-party databases inform engagement • **Digital Engagement** – Content themes: *Ben People, Platform, Perspectives*
Investor	Direct-to-Investor	✓ Provide access for minority of investors who prefer direct control	• **Pioneering digital tools introduced through AltQuote & AltAccess**	• **AltQuote public launch expected during Q1 2023**

1. Transactions completed by Ben in 2021 and 2022.

22

Ben serves as a regulated fiduciary in providing liquidity, custodial and administrative services to alternative asset investors & managers Ben’s Services Provide a Model of Efficiency • Strong standard of• Holds similar fiduciary• Duty of loyalty,• Regular examination by integrity, trust & powers to banks impartiality & prudent government regulators accountability administration Simple Rapid Cost Effective ✓ Services delivered by robust technology platform ✓ Forms in “plain English” ✓ Regulated, standardized liquidity process removes legal, accounting and intermediary costs ✓ Delivers liquidity in as few as 30 days – 4 to 12 ✓ Shorter and simpler than traditional secondary months faster transaction forms ✓ Transparent pricing, tax-efficient considerations and opportunities ✓ Adheres to fiduciary standards, complies with bank ✓ Regularly reviewed by regulators and KYC standards (BSA, AML, OFAC, etc.) Ben’s customer experience is supported by unique, patent-pending technologies and copyrights covering software code for Ben’s proprietary digital technology 23

Platform allows the secure digital delivery of documents and seeks a rapid approach to providing liquidity completed entirely through Ben AltAccess™ Overview of Ben’s Differentiated Customer Experience Customer Action: Customer requests liquidity through a digital platform 01 Action: Ben conducts underwriting process and delivers a liquidity Differentiation: Majority of front-end liquidity transactions are proposal to customer automated Differentiation: Ben uses proprietary systems and methodologies 02 to deliver liquidity quotes, typically in days, not months Action: Customer accepts proposal, final transaction documents are automatically generated and parties execute documents Differentiation: Ben utilizes standardized transaction documents 03 Action: Ben's trust company makes a fiduciary loan to the subject to regulator examination to streamline the legal process; specialized trusts formed for the transaction, which use the loan as a chartered trust company with trust powers, liquidity proceeds to acquire the customer's asset transactions utilize a bespoke trust structure to efficiently 04 exchange our customers' assets for consideration Differentiation: Ben finances transactions with its balance sheet to provide continuous liquidity on the platform Action: Customer receives the consideration, which is recorded as a sale, and the liquidity transaction is closed 05 Action: The trusts use income from the assets they acquire to pay the fiduciary loan and platform, trust administration and Differentiation: Entire transaction is typically complete in under other fees to Ben 30 days from the customer’s perspective 06 Differentiation: Ben’s platform provides for multiple types of revenue Individual Customer experience may vary 24

Leveraging Digital Technology to Provide a Simple & Rapid Exit

Faster liquidity timelines are made possible by Ben AltAccess™, a digital secure AT&T NetBond® certified tech platform designed to deliver liquidity and related custody and trust services to owners of alternative assets

Traditional Liquidity Providers		Ben
14-31 Days	**Non-Disclosure Agreement** Instead of negotiating an NDA, customers upload asset documents through AltAccess to Ben's trust company as qualified document custodian	0 Days
60-90 Days	**Underwriting** Ben's proprietary tech platform eliminates the need for 3rd party intermediaries & provides underwriting for the fiduciary loan	1-29 Days
30-60 Days	**Negotiation & Documentation** Ben's transaction documentation is short, standardized and easily executed digitally through AltAccess	0 Days
1-9 Months	**Closing Process** Ben's propriety ExAlt Plan process effects the fiduciary liquidity transactions and enables the full delivery of liquidity to customers prior to the ultimate transfer of title of the customer's alternative assets to the ExAlt Plan trusts	1 Day

BEN — MONTH 1 — AS FEW AS 30 DAYS = SIMPLE, RAPID, AND COST EFFECTIVE

VS

TRADITIONAL — MONTH 1, MONTH 2, MONTH 3, MONTH 4, MONTH 5, MONTH 6, MONTH 7, MONTH 8, MONTH 9, MONTH 10, MONTH 11, MONTH 12, MONTH 13, MONTH 14, MONTH 15 — 4-12+ MONTHS FOR LIQUIDITY

25

Review of Ben’s Integrated Platform

Maria 27

TM Ben is developing an end-to-end digital platform Groundbreaking AltAccess digital structured to ultimately create flywheel effect liquidity platform designed to drive Groundbreaking AltAccess® digital liquidity platform designed to drive complementary lines of business across ecosystem complementary lines of business AltQuote is planned to provide customers with Plans to offer consolidated custody accounts, custody quotes on the value of their assets, third-party of electronic data or physical securities certificates, funds, and permit users to commence a liquidity specialized trust administrative services for MHNW & TM transaction after receiving an indicative quote STMI investors Products are intended to include extensive Provides a range of brokerage and transfer reporting, analytics and research related to agent services, as well as a platform that alternative assets, transparent data and connects fund sponsors with investors information Applied for a captive insurance charter Provides financing to deliver simple, rapid, under Kansas law; intends to offer a and cost-effective liquidity for investors in variety of insurance policies to protect alternative assets against a wide range of risks 28

Ben AltAccess FinTech System Map

AltAccess

- ✓ Self-service user experience
- ✓ Customer visibility into transaction
- ✓ White label solutions for distribution partners
- ✓ Full API connectivity

Customer Admin Salesforce

- ✓ One-stop shop manages all customer information
- ✓ System integration with AltAccess and BIDS (Underwriting System)

Deal Flow: BIDS (Ben Investment Data System)

- ✓ Underwriting transactions at asset/investment level
- ✓ Integrated to AltAccess & Salesforce for deal flow processing

Deal Flow: BAS / Loan Equity Navigation System (LENS)

- ✓ Integrations between BIDS and BAS (Ben Analytics System) for pricing proposals in AltAccess
- ✓ Trust & Loan Creation Accounting Subledger

Significant investment to develop a leading, proprietary technology infrastructure

29

Evaluations Ben Performs Gramm-Leach-Bliley Act (GLBA) Information IT Risk Assessment as part of the Enterprise Risk Management Program Security Program established Internal Controls (IA) Risk Assessments of IT General Controls FFIEC CAT self-assessments resulted in appropriate cybersecurity maturity levels rd Annual 3 Party attack and penetration testing Disaster Recovery and backup planning Phishing assessment and training Patch management and vulnerability remediation Third Party Risk Management & vendor management program with compliance Full AltAccess System is AT&T NetBond® certified as of March 2022 SOC 2 Type I complete November 2022 SOC 2 Type II underway 30

Risk Management Overview

Proficient fiduciary loan collateral risk management help anchor Ben’s originations and underwriting processes Ben’s Total Collateral Management (TCM) framework provides coherent risk management and monitoring of Optimally Macroeconomic ExAlt loan collateral inventory, market exposures and Priced Liquidity Factors diversifications, which are all factored into Ben’s liquidity offers TCM • Optimally priced liquidity (inventory risk, hedging, loan fees) • Inventory diversification / allocations targets & limits Diversification & Private Fund Tail-Hedging Forecasts • Market tail-hedging program • Collateral assets risk premias 32

Collateral Diversification – OptimumAlt™ Target Allocations

- Driven by Ben's patent-pending OptimumAlt™ proprietary mean-variance algorithm
- System seeks to deliver optimal risk-adjusted collateral allocation across alternative assets, helping create a diversified aggregate inventory across asset classes, regions and sectors

Asset Class


%, Percentage of Total Loan Collateral Portfolio
Limit
Target
Private Equity
Venture Capital
Private Debt
Private Real Estate
Natural Resources
Infra-structure
Hedge Fund

Geography


%, Percentage of Total Loan Collateral Portfolio
Limit
Target
North America
Europe, Middle East, Africa
Asia Pacific
Latin & South America

Sector


%, Percentage of Total Loan Collateral Portfolio
Limit
Target
Commun. Svcs.
Consum. Discret.
Consum. Staples
Energy
Financials
Health Care
Industrials
Info. Tech.
Material
Real Estate
Utilities

33

Combines modern quantitative strategies with sophisticated fundamental analysis to analyze loan collateral, helping Ben provide fast and well-priced liquidity Collateral Assets Data & Characteristics (Underwriting) • Asset risk forecasting • Asset growth forecasting • Ben inventory compatibility Top-Down Forecasts (Risk) • Risk-adjusted discount rates • Fundamental data • Asset growth forecasting • Manager assessment Bottom-Up Forecasts (Underwriting) • Asset scoring • Collateral risk and growth • Optimized loan pricing forecasts algorithm -> client offer Price Optimization (Risk) • Loan characteristics & fees Liquidity Proposals (Originations) Ben Analytics System (BAS) is a coherent firmwide analytics environment supporting all of Ben’s data-driven modeling, forecasting and pricing capabilities, including deal pricing process 34

Underwriting Deep Dive

Combines modern quantitative investment techniques with sophisticated fundamental analysis for loan collateral underwriting Projected Collateral Net Cash Flows Over Time • Led by Risk Department • Multifactor model by asset class Technical • Decomposes returns into market components (beta) Top-Down and private asset specific components (alpha) • Added layer of stochastic cashflow models for Alternative distributions and capital calls Price Asset Data & Proposal Optimization Characteristics • Led by Underwriting Categorized • Leverages Ben's extensive collection of manager, fund, at Investment and investment data Level Fundamental • Supplemented by leading external platforms • Results in Ben AltScore™, a Bottoms-Up • Both manager/fund and investment level diligence proprietary algorithm which ranks a (including historical fundraising, valuation history, risk-adjusted, benchmark-relative leverage, financial performance, comparables, etc.) performance on a combined top- down and bottom-up basis Loan Balance Testing and Loan Review • Tests/validates all loan balances • Uses standardized selection process to conduct loan reviews testing if Ben’s process and files meet requirements of Board-approved policies 36

Ben captures a vast quantity of data related to various components of the alternative asset ecosystem • Collection and organization of data provides opportunity for increasingly efficient underwriting and risk mitigation Alternative Asset Investments Customer Ownership Other Organizational Documents • Quarterly Unaudited• Quarterly Capital Balance• Limited Partnership• Annual Reports Financials & Fund Report Statement Agreement • Recent Ad Hoc GP Notices • Annual Audited Financials• Recent Contributions/ Distribution Notices To further increase efficiency and scalability, Ben is developing a proprietary application within Ben Analytics System to asynchronously and automatically extract key information from data collected 37

Examines multiple fundamental diligence areas through proprietary systems that leverage Ben’s extensive collection of fund and portfolio company data and leading third-party platforms Alternative Assets Manager & Fund Diligence Alternative Asset Investment Level Diligence Business model and competitive positioning, historically and prospective Manager and fund historical performance ✓✓ given current macro and sector-level outlooks Fundraising history and current status of fund formations Historical, current, and projected financial performance ✓✓ Valuation history and approaches compared to realizations Valuation history and comparable valuation levels ✓✓ Key manager personnel experience and turnover Current capital structure, including leverage ✓✓ Fund terms, fees and structures Ownership, governance and ESG considerations ✓✓ Remaining uncalled capital and allowable uses Manager’s investment thesis, past and current ✓✓ Fund-level leverage Value drivers specific to unique sectors ✓✓ Sample External Tools Supporting Diligence 38

Fiduciary Loan Characteristics (As of September 30, 2022)

Based on aggregate Fiduciary Loan Balance

Industry Sector[1]



Materials
Other
N/A (e.g., Escrow, Earnouts)
Consumer Durables & Apparel
Health Care Equip. & Svcs
Capital Goods
Semiconduct. & Equip.
Utilities
Energy
Telecom. Svcs
Food & Staples Retailing
Software & Services
Divers. Financials
13%
35%
2%
2%
2%
4%
4%
4%
4%
5%
5%
6%
14%

Geography[2]



Europe
Africa
South America
Asia & Pacific
North America
10%
0%
6%
12%
71%

Investment Strategy[3]



Net Other Assets, Earnouts, Escrows
Natural Resources
Private Real Estate
Venture Capital - Early Stage
Private Equity - Buyout
Hedge Fund
Private Debt
Venture Capital - Late Stage
Private Equity - Growth
5%
2%
2%
7%
7%
8%
12%
23%
34%

Status[4]



Public
16%
84%
Private

As of September 30, 2022, the above charts present the fiduciary loan portfolio's relative exposure by certain characteristics of the professionally managed funds and investments in the portfolio (percentages determined by aggregate fiduciary loan portfolio principal balance, net of allowance for loan losses, which includes the exposure to interests in certain of our former affiliates' equity and debt securities and other investments in debt and equity securities composing part of the fiduciary loan collateral portfolio). These fund and investments are comprised of a direct and indirect interests (through various investment vehicles, including, limited partnership interest and private and public equity and debt securities), primarily in third-party, professionally managed private funds and investments.

1. Industry sector based on GICS® Level 2 classification "Other" classification reflects companies in the GICS classifications categories of Automobiles & Components, Banks, Consumer Services, Food, Beverage & Tobacco, Household & Personal Products, Insurance, Tech Hardware & Equipment, Real Estate, Media & Entertainment, and Transportation. N/A includes investments assets that Ben management has determined do not have an applicable GICS Level 2 classification, such as Net Other Assets, Escrows, and Earnouts.
2. Geography reflects classifications determined by Ben management, based on each underlying investment.
3. Investment Strategy Type reflects classifications based on each company's current investment strategy stage as determined by Ben management. "Other Private Alternative Assets" include infrastructure and Private Debt.
4. Included in the 84% classified as "Private" is 6% (of the total) that are limited partnership interests in other funds where further detail on the underlying holdings of these funds is not available.

39

Fiduciary Loan Characteristics (As of September 30, 2022)

Based on the aggregate Fiduciary Loan Collateral Net Asset Value

Industry Sector[1]



Software & Services 18%
Divers. Financials 17%
Telecom. Svcs 7%
Food & Staples Retailing 6%
Energy 6%
Utilities 6%
Capital Goods 6%
Semiconduct. & Equip. 4%
Health Care Equip. & Svcs 3%
N/A (e.g., Escrow, Earnouts) 3%
Consumer Durables & Apparel 3%
Materials 2%
Food & Bev 2%
Comm. & Prof. Svcs 2%
Real Estate 2%
Pharm., Biotech & Life Sci. 2%
Household & Pers. Prod. 2%
Retailing 2%
Other 6%

Geography[2]



North America 66%
Asia & Pacific 13%
South America 8%
Europe 12%
Africa 0%

Investment Strategy[3]



Private Equity - Growth 30%
Venture Capital - Late Stage 28%
Hedge Fund 11%
Private Equity - Buyout 11%
Venture Capital - Early Stage 10%
Natural Resources 6%
Net Other Assets, Earnouts, Escrows 3%
Private Real Estate 3%
Other 0%

Status[4]



Private 93%
Public 7%

327 Funds[5]

1,082 Investments[6]

As of September 30, 2022, the above charts present certain characteristics of the professionally-managed private funds composing part of the fiduciary loan collateral (percentages determined by net asset value and excludes interests in certain of our former parent's and its subsidiaries' equity and debt securities composing part of the collateral of the fiduciary loans). These fund and investments are comprised of direct and indirect interests (through various investment vehicles, including, limited partnership interest and private and public equity and debt securities), primarily in third-party, professionally managed private funds and investments.

1. Industry sector based on GICS® Level 2 classification "Other" classification reflects companies in the GICS classifications categories of Automobiles & Components, Banks, Consumer Services, Food, Beverage & Tobacco, Household & Personal Products, Insurance, Tech Hardware & Equipment, Real Estate, Media & Entertainment, and Transportation. N/A includes investments assets that Ben management has determined do not have an applicable GICS Level 2 classification, such as Net Other Assets, Escrows, and Earnouts.
2. Geography reflects classifications determined by Ben management, based on each underlying investment. Investments reflect the assets listed by the general partner of a fund as held by the fund and have a positive or negative net asset value. Typical assets include portfolio companies, limited partnership interests in other funds, and net other assets, which are a fund's cash and other current assets minus liabilities.
3. Investment Strategy Type reflects classifications based on each company's current investment strategy stage as determined by Ben management.
4. Included in the 93% classified as "Private" is 8% (of the total) that are limited partnership interests in other funds where further detail on the underlying holdings of these funds is not available.
5. Includes limited partnership interests in funds held directly in the loan collateral portfolio and funds held indirectly in the loan collateral portfolio through other entities, including special purpose vehicles and other funds.
6. Investments reflect the assets listed by the general partner of a fund as held by the fund and have a positive or negative net asset value. Typical assets include portfolio companies, limited partnership interests in other funds, and net other assets, which are a fund's cash and other current assets minus liabilities.

40

Financial Highlights

Liquidity Transaction Economics[1]

All transaction-related fees embedded into the determination of the advance rate, allowing customer to avoid out-of-pocket payment of fees

	Certain Services / Costs Covered	Expected Rates	Rate Basis	Revenue Recognition
One-Time Fee Revenues	• Access and use of AltAccess Platform that provides the end-to-end delivery of Ben's products and services • Transfer of Alternative Assets • Trust and Equity Record Holder administration • Cash Transfers Administration and Accounting Services • Broker-dealer services performed in connection with exchange of alternative assets and delivery of consideration • Additional administrative tasks and associated costs incurred for ExchangeTrust transactions • Upon issuance of an operational insurance charter, insurance policy premium covering risks related to transfer of alternative assets	7.0% to 15.9%[2]	One-time fee amount is a percentage of net asset value (NAV) and remaining unfunded commitment of the transacted alternative asset(s) at the time of transaction	Amortized over 8 years
Recurring Fee Revenues[3]	• Ongoing full-service custody, trustee and trust administrative services • Data services, including the provision of, analytics, news, and related proprietary metrics • Upon issuance of an operational insurance charter, insurance premiums covering risks related to alternative assets ownership, credit exposure, and other	1.8% to 2.8%[2]	Recuring fee amount is a percentage of NAV and remaining unfunded commitment of the alternative asset(s) held by the ExAlt Trusts as of the end of the quarter immediately prior to the quarterly period such fees are payable	Quarterly
Recurring Interest Revenue	• Base Interest Rate	Variable rates with base rates expected to be 8% to 10%[4]	Interest is charged against the principal balance of the fiduciary loan and is capitalized and added to the principal balance of the fiduciary loan on a monthly basis	Monthly[5]

1. Actual revenue derived from any particular liquidity transaction varies based on multiple factors including the actual economic performance of the alternative asset acquired by the ExAlt Trusts, including the ultimate amount of cash realizations and the timing of such realizations. Liquidity transaction economics with respect to certain historical liquidity transactions differed from those presented on this slide.
2. The aggregate percentage of such fees charged in connection with a transaction are expected to vary based upon certain factors, including the liquidity product transaction type (ExchangeTrust, InterchangeTrust, and LiquidTrust), the number of Ben operating subsidiaries engaged to provide products or services in connection with the transaction, and market factors.
3. Such services are currently only provided to the ExAlt Trusts.
4. The base interest rate charged with respect to a fiduciary loan is expected to vary based upon certain factors, including the liquidity product transaction type (ExchangeTrust, InterchangeTrust, and LiquidTrust) and market factors.
5. An underperforming fiduciary loan may be supported through a mechanism that provides for "effective cross-collateralization" whereby ExAlt Trusts that were borrowers of a fiduciary loan that has been paid off direct additional cash realizations on the alternative asset it acquired with proceeds on such paid off fiduciary loan to other ExAlt Trust borrowers of underperforming loans.

42

Business segment revenues, not the ExAlt Trusts or consolidating eliminations, illustrate the impact of liquidity transactions Ben Ben Customer Corporate & Consolidating Consolidated Liquidity Custody ExAlt Trusts Other Eliminations Change in unrealized value A in NAV from remaining asset collateral (required under A Total GAAP) External Investment Unrealized Unrealized Revenues Income (Loss), net Fiduciary loan interest NAV Changes NAV Changes B earned B Recurring One-time fees amortized C Interest Income Recurring Interest in over 8 years + recurring fees Interest Ben Liquidity in each year Intersegment Revenues One-time Fees D GAAP requires interest and D Trust Services & (Amortized) fees to be eliminated as C Total Fees in Recurring Fees Admin. Revenues loans are consolidated Ben Custody (as Charged) Total One-time Total One-time Total Total Total & Recurring Fees, Recurring Recurring Unrealized Fees Fees & Interest Revenues Interest NAV Changes in Period in Period 43

Buildup of Annualized Net Revenue Rate from an ExchangeTrust Fiduciary Loan Transaction

Interest and fee revenue converted from applicable basis (typically based on collateral NAV or ExAlt loan balance) and accounting for revenue recognition timing into an annualized revenue rate as a % of original ExAlt loan balance[1]



2.2%
1.4%
2.2%
0.8%
3.4%
1.9%
10.5%
8.1%
1.1%
1.0%
17.0%
15.5%
-1.0%
-1.1%
16.0%
14.5%
-1.4%
-1.5%
-0.3%
-0.8%
14.3%
12.2%
Base One-Time Fee Revenue
Additional One-Time Fee for ExchangeTrust Transaction Revenue
Recurring Fee Revenue
Interest Revenue[2]
Charity Distributions
Total Revenue % (including Charity Distributions)
Less Charity Distributions
Total Ben ExAlt Loan Revenue %
Originations Commission
Allowance for Loan Losses
Total Net Ben, after Variable Costs, ExAlt Loan Revenue %

1. Actual revenue derived from any particular liquidity transaction varies based on multiple factors including the actual economic performance of the alternative asset acquired by the ExAlt Trusts, including the ultimate amount of cash realizations and the timing of such realizations. Liquidity transaction revenue with respect to certain historical liquidity transactions differed from those presented on this slide. The data points provided on this slide represent expected ranges of revenue with respect to an ExchangeTrust transaction and are based upon certain assumptions, including the expected fee and interest rate ranges and other information included on slide 42 titled "Liquidity Transaction Economics", an advance rate of 77% with respect to the fiduciary loan based on an 8 year duration of distributions (with a weighted average duration of distributions of 2.5 years) on the ExAlt Trusts' alternative assets, and that any capital calls are funded through distributions the ExAlt Trusts receive and not through additional advances under the fiduciary Loan. The data points provided on this slide are provided for illustrative purposes only, are not necessarily reflective of any historical liquidity transactions, or indicative of any future liquidity transactions.
2. Interest revenue is recorded when interest accrues and is capitalized on the principal balance of the loan.

44

Transaction Overview

Transaction Parties	• The Beneficient Company Group, L.P. ("Ben") • Avalon Acquisition Inc. ("AVAC")
Transaction Summary	• AVAC has $207mm in trust • 100% existing Ben equity holders rollover • Prior Ben AltAccess customer consideration converted into public shares • Ben expected to apply for listing on NASDAQ
Equity Valuation / Ownership	• Transaction assumes post-money enterprise valuation of $3.5 billion[1] • Common equity valuation of $2.5 billion[1] • Avalon public shareholders who do not redeem will also receive a preferred share that converts into ¼ a share of common stock[2] • Proforma common ownership – 88% existing Ben equity holders[3], 10% public shareholders, 2% Avalon Sponsor[4]
Management and Sponsor Aligned for Long-Term	• Founders and management preferred equity of approximately $1.1 billion is subject to price and share percentage conversion restrictions until December 31, 2029 • 30% of Sponsor shares are subject to price and share percentage sale restrictions until December 31, 2029

1. Assumes no SPAC redemptions; includes approximately $1.1 billion of preferred equity held by founders and management; assumes no exercise of outstanding warrants.
2. Consideration per Avalon share of Class A common stock consists of one share of Beneficient class A common stock and one share of Beneficient Series A convertible preferred stock, which automatically converts into 1/4 share of Beneficient Class A common stock.
3. Includes asset PIPE closed in prior twelve months.
4. Assumes no SPAC redemptions, no warrant exercises, that all Ben preferred securities that are convertible within thirty days of closing convert into Class A Common Stock and do so at the same conversion price, and approximately $1.1 billion of founder and management preferred interests do not convert into common equity.

45

Conclusion and Q&A